Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FIRST QUARTER 2026 RESULTS

Strong top-line growth with double-digit increases in Aeronautical and Commercial revenues

Achieved double-digit YoY growth in Adjusted EBITDA ex-IFRIC with margin expanding 2.3pp

Maintained robust liquidity with $666 million in Cash & Cash Equivalents and Net Debt to LTM Adjusted EBITDA of 0.5x

Luxembourg, May 13, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three-month period ended March 31, 2026. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 22.

First Quarter 2026 Highlights

▪	Consolidated Revenues ex-IFRIC12 reached $495.2 million, up 18.8% year-over-year (YoY), driven by increases of 21.0% and 17.4% in Commercial and Aeronautical revenues, respectively. Excluding rule IAS 29 (ex-IAS29), consolidated revenues ex-IFRIC12 increased 15.5% YoY to $477.9 million.

▪	Key operating metrics:

▪	7.0% increase in passenger traffic to 21.8 million.

▪	1.7% increase in cargo volume to 95.2 thousand tons.

▪	3.5% increase in aircraft movements to 213.5 thousand.

▪	Operating Income of $139.5 million, compared with $104.0 million in 1Q25.

▪	Adjusted EBITDA ex-IFRIC12 increased 26.1% to $196.2 million, from $155.6 million in the year-ago period. Excluding the impact of rule IAS 29, Adjusted EBITDA ex-IFRIC12 rose 18.7% to $187.4 million.

▪	Adjusted EBITDA margin ex-IFRIC12 expanded 2.3 percentage points to 39.6% from 37.3% in 1Q25. Adjusting for rule IAS 29, Adjusted EBITDA margin ex-IFRIC12 increased to 39.2% from 38.2% in the prior-year quarter.

▪	Maintained strong liquidity position with $666.2 million in Cash & Cash equivalents as of March 31, 2026.

▪	Net debt to LTM Adjusted EBITDA of 0.5x as of March 31, 2026.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We delivered a strong start to 2026, with broad-based growth across our airport network and continued progress on our key financial metrics. Total traffic increased 7% year-over-year to 21.8 million passengers, led by a 14% increase in international traffic, with positive international performance across every country in which we operate. Revenues excluding construction services rose 19% year-over-year, supported by solid growth in both aeronautical and commercial revenues and, once again, outpacing passenger traffic growth.

Profitability also advanced meaningfully during the quarter. Adjusted EBITDA excluding IFRIC 12 increased 26% year-over-year to $196 million, while the corresponding margin expanded 2.3 percentage points to 39.6%. These results reflect the continued benefits of our diversified platform, active commercial execution and disciplined cost control.

Argentina was an important driver of performance, with strong growth in international travel helping to offset softer domestic demand, which was impacted by temporary operational disruptions during the quarter. Across the rest of the portfolio, we also continued to see positive trends. Brazil posted a strong recovery, while Italy and Uruguay benefited from healthy international demand, Ecuador continued to grow despite security-related challenges, and Armenia remained resilient, supported by greater connectivity and a more limited-than-expected impact from the conflict in the Middle East.

Our financial position continued to strengthen. Cash and cash equivalents reached $666 million at quarter-end, and net leverage stood at 0.5x, reflecting higher Adjusted EBITDA, strong cash generation and disciplined capital allocation. This strong balance sheet provides flexibility to fund committed investment programs, as well as to continue evaluating growth opportunities.

On the strategic front, we continue to advance our growth agenda with discipline. Following the concession awards received in Iraq and Angola, we are in ongoing discussions with the respective governments to finalize the terms of the concession agreements. We also remain focused on progressing our investment priorities across the existing portfolio, including key infrastructure and commercial initiatives designed to enhance capacity, improve the passenger experience and strengthen our platform over the long term.

Looking ahead, we are encouraged by the strength of traffic trends across our network, with solid demand continuing into the second quarter, particularly in international markets. At the same time, we will continue to closely monitor geopolitical developments in the Middle East and any potential implications for traffic, airlines capacity and fuel supply. We remain focused on maintaining a healthy financial position, investing with discipline and executing our strategy to drive sustainable value creation.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29 1Q26	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	21.8	20.4	7.0%		21.8	20.4	7.0%
Revenue	537.6	447.8	20.1%	17.0	520.6	446.2	16.7%
Aeronautical Revenues	277.8	236.7	17.4%	10.1	267.7	235.3	13.8%
Non-Aeronautical Revenues	259.8	211.1	23.1%	6.9	252.9	210.9	19.9%
Revenue excluding construction service	495.2	416.9	18.8%	17.3	477.9	413.9	15.5%
Operating Income / (Loss)	139.5	104.0	34.0%	-27.2	166.7	138.6	20.3%
Operating Margin	25.9%	23.2%	271	0.0%	32.0%	31.1%	96
Net Income Attributable to Owners of the Parent	77.1	40.8	89.0%	-61.2	138.3	59.3	133.1%
Basic EPS (US$)	0.47	0.25	86.6%	-0.38	0.85	0.37	130.1%
Adjusted EBITDA	198.0	157.8	25.5%	8.8	189.2	160.1	18.2%
Adjusted EBITDA Margin	36.8%	35.2%	1.6pp	-	36.3%	35.9%	0.4pp
Adjusted EBITDA Margin excluding Construction Service	39.6%	37.3%	2.3pp	-	39.2%	38.2%	1.0pp
Net Debt to LTM Adjusted EBITDA	0.5x	1.1x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	0.5x	1.1x	-	-	-	-	-

Note: Figures in historical dollars (ex-IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

1Q26 Operating Performance

Passenger Traffic

Total passenger traffic increased by 7.0% YoY to 21.8 million passengers, mainly supported by growth in the international segment. Domestic traffic remained largely flat, increasing by 0.1% YoY, with positive contributions from Brazil and Ecuador, offset by declines in Argentina and Italy. International traffic expanded by 13.7% YoY, with all countries of operation posting positive YoY growth, including double-digit increases in Argentina, Italy, and Ecuador. Notably, Argentina accounted for over 70% of the YoY increase in international traffic during the quarter.

In Argentina, passenger traffic increased by 5.5% YoY, driven by double-digit growth in international traffic, partially offset by a slight decline in the domestic segment, and negatively impacted by a nationwide 24-hour strike organized by major labor unions on February 19. Domestic traffic declined by 1.6% YoY, reflecting reduced capacity from Flybondi and Aerolíneas Argentinas, which faced temporary fleet constraints due to engine issues affecting several aircraft. Bariloche, Córdoba, Iguazú and Mendoza ranked among the top summer destinations. International passenger traffic increased by 18.5% YoY, supported by temporary summer routes such as Ezeiza–Florianópolis operated by LATAM and Mendoza–Rio de Janeiro operated by GOL. Aerolíneas Argentinas also launched additional seasonal routes, including Tucumán–Florianópolis, Salta–Florianópolis, Buenos Aires (AEP)–Cabo Frio, and Córdoba–Aruba, among others. During the Carnival period, traffic increased by 27% compared to 2025, with Brazil, Chile, and the United States ranking as the top three destinations in February.

In Italy, passenger traffic increased by 7.1% YoY, primarily driven by strong performance in the international segment, which accounted for nearly 80% of total traffic and increased by 10.3% YoY. International growth was supported by increases of 10.8% at Florence Airport and 9.8% at Pisa Airport. Domestic traffic declined by 2.6% YoY, mainly attributable to lower activity at Florence Airport. Adverse weather conditions in January led to flight cancellations and diversions.

In Brazil, total passenger traffic increased by 12.1% YoY, reflecting improved operating conditions following prior constraints in the country’s aviation sector. Domestic traffic, which accounted for over 50% of total traffic, grew by 5.7% YoY, while transit passengers increased by 21.8% YoY. International traffic, representing approximately 6% of the mix, rose by 7.7% YoY, contributing positively to overall performance. Growth was also supported by a post-Carnival rebound in corporate demand, with Brasília benefiting from its role as a key secondary hub within the domestic network.

In Uruguay, where traffic is predominantly international, total passenger traffic increased by 3.5% YoY, supported by additional flight frequencies to accommodate strong summer-season demand. Among other developments, GOL launched a new Montevideo–Fortaleza route and resumed its São Paulo–Punta del Este and Buenos Aires–Punta del Este services for the summer season. Aerolíneas Argentinas also increased frequencies on its Buenos Aires–Punta del Este route and introduced a new Córdoba–Punta del Este service, while Azul launched a new Montevideo–Belo Horizonte route, operating two weekly frequencies.

In Armenia, passenger traffic increased by 8.5% YoY, driven by the addition of new airlines and routes, as well as increased frequencies. Notably, in October 2025, Wizz Air established a new base at Yerevan’s Zvartnots Airport, deploying two aircraft and launching ten new direct routes to Europe. March performance was partially impacted by disruptions related to the conflict in Iran, which led to flight cancellations and airspace restrictions across the region; however, the impact was limited.

In Ecuador, passenger traffic increased by 7.2% YoY despite ongoing public security concerns. International traffic increased by 10.6% YoY, mainly supported by higher frequencies to the United States, primarily New York, from key airlines such as American Airlines, Avianca and LATAM. Routes to Europe also contributed to international traffic growth. Domestic traffic rose by 4.8% YoY, although high airfares continued to weigh on demand.

Cargo Volume

Cargo volume increased by 1.7% YoY, mainly driven by YoY increases in Argentina and Armenia, partially offset with reductions in Italy, Uruguay, Ecuador and Brazil. Performance by country was as follows: Armenia (+26.2%), Argentina (+2.9%), Brazil (-0.9%), Ecuador (-6.8%), Uruguay (-10.1%), and Italy (-20.0%). Argentina, Brazil, and Armenia accounted for 80% of total cargo volume in the quarter.

Aircraft Movements

Total aircraft movements increased by 3.5% YoY, with positive YoY contributions from all countries of operations, except Ecuador: Italy (+6.9%), Brazil (+6.2%), Armenia (+4.8%), Uruguay (+4.7%), Argentina (+3.2%), and Ecuador (-2.9%). Argentina, Brazil, and Ecuador accounted for over 80% of total aircraft movements in the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 32 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	1Q26	1Q25	% Var.
Domestic Passengers (in thousands)	10,652	10,639	0.1%
International Passengers (in thousands)	8,907	7,835	13.7%
Transit Passengers (in thousands)	2,237	1,894	18.1%
Total Passengers (in thousands)	21,795	20,368	7.0%
Cargo Volume (in thousands of tons) (2)	95.2	93.7	1.7%
Total Aircraft Movements (in thousands)	213.5	206.3	3.5%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.
	(thousands)			(tons)
Argentina(2)	12,835	12,168	5.5%	49,133	47,753	2.9%	123,217	119,427	3.2%
Italy	1,746	1,630	7.1%	2,578	3,224	-20.0%	15,788	14,767	6.9%
Brazil	4,177	3,726	12.1%	15,135	15,277	-0.9%	36,743	34,583	6.2%
Uruguay	677	654	3.5%	7,991	8,889	-10.1%	10,374	9,911	4.7%
Ecuador (1)	1,215	1,134	7.2%	8,344	8,957	-6.8%	18,687	19,243	-2.9%
Armenia	1,145	1,055	8.5%	12,060	9,554	26.2%	8,738	8,335	4.8%
TOTAL	21,795	20,368	7.0%	95,242	93,653	1.7%	213,547	206,266	3.5%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

2)	In Argentina, Cargo volume data for March 2026 remains under review. To ensure consistency in year-over-year comparisons, cargo volume data for March 2025 has been revised accordingly.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated revenues increased by 20.1% YoY to $537.6 million. Excluding Construction Services and the impact of IAS 29, revenues rose 15.5% YoY to $477.9 million, outpacing the 7.0% growth in passenger traffic. This solid performance was supported by positive contributions across all countries of operations, with Argentina, Armenia, Brazil, Uruguay and Italy delivering double-digit revenue growth. Both commercial and aeronautical revenues contributed to the increase. Revenue growth was further supported by the appreciation of local currencies.

The following table provides a breakdown of revenue performance by country. Further details on the performance of CAAP´s countries of operations can be found on page 11.

Revenues by Segment (in US$ million)

Country	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Argentina	310.2	268.8	15.4%	17.0	293.1	267.2	9.7%
Italy	32.6	27.1	20.5%	-	32.6	27.1	20.5%
Brazil	33.1	25.2	31.7%	-	33.1	25.2	31.7%
Uruguay	64.1	51.2	25.1%	-	64.1	51.2	25.1%
Armenia	67.4	48.1	40.0%	-	67.4	48.1	40.0%
Ecuador (1)	29.9	27.2	9.8%	-	29.9	27.2	9.8%
Unallocated	0.3	0.2	74.8%	-	0.3	0.2	74.8%
Total consolidated revenue (2)	537.6	447.8	20.1%	17.0	520.6	446.2	16.7%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 15.6% in Argentina (or 10.0% ex-IAS29), 38.8% in Armenia, 16.2% in Italy, 15.2% in Uruguay, 30.9% in Brazil and 9.8% in Ecuador.

Revenue Breakdown (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	277.8	236.7	17.4%	10.1	267.7	235.3	13.8%
Non-aeronautical Revenue	259.8	211.1	23.1%	6.9	252.9	210.9	19.9%
Commercial revenue	216.2	178.7	21.0%	7.2	208.9	177.1	18.0%
Construction service revenue (1)	42.4	30.9	37.2%	-0.3	42.7	32.3	32.1%
Other revenue	1.3	1.5	-17.1%	0.0	1.3	1.5	-17.1%
Total Consolidated Revenue	537.6	447.8	20.1%	17.0	520.6	446.2	16.7%
Total Revenue excluding Construction Service revenue (2)	495.2	416.9	18.8%	17.3	477.9	413.9	15.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 51.7% of total revenues, increasing by 17.4% YoY to $277.8 million, or by 13.8% YoY to $267.7 million excluding the impact of IAS 29. This performance was supported by a 7.0% increase in passenger traffic, with positive contributions from all countries of operations, including double-digit growth in Brazil, Argentina, Armenia, Uruguay and Italy. Argentina was the main contributor, with aeronautical revenues increasing by 17.7% YoY, or by 12.2% YoY ex-IAS 29, primarily reflecting 18.5% growth in international traffic. Brazil, Italy, Armenia and Uruguay delivered strong revenue performance, with aeronautical revenues increasing by 33.6%, 22.5%, 18.2% and 12.7%, respectively, in line with passenger traffic growth. Meanwhile, Ecuador reported an increase of 9.5%, also in line with passenger traffic growth. Tariff increases in Brazil, Uruguay and Ecuador also supported aeronautical revenue growth.

Non-Aeronautical Revenues accounted for 48.3% of total revenues, increasing by 23.1% YoY to $259.8 million, or by 19.9% YoY to $252.9 million excluding the impact of IAS 29. Commercial revenues rose by 21.0% YoY, or 18.0% ex-IAS 29, primarily driven by strong contributions from fuel-related revenues (mainly in Armenia), cargo revenues, as well as improved performance in VIP lounges, food and beverage, duty-free, parking facilities, and other passenger-related revenue streams. Growth in advertising and space rentals also supported this performance. Meanwhile, construction service revenue increased by 37.2% YoY, or 32.1% ex-IAS 29, mainly reflecting higher capital expenditure levels in most countries during the period.

Operating Costs and Expenses

In 1Q26, Total costs and expenses, excluding construction service costs, increased by 13.4% YoY, or 11.3% to $320.4 million when excluding the impact of IAS 29. This increase, which remained below the pace of revenue growth, was primarily driven by increased Fuel costs in Armenia, along with higher Concession fees and Salaries and social security contributions, mainly in Argentina. Higher SG&A expenses also contributed to the overall cost increase.

Cost of Services rose by 16.4% YoY, or 14.4% to $297.2 million when ex-IAS29, mainly as a result of the following increases:

▪	41.5%, or $11.9 million, in Construction Service Costs, reflecting higher capital expenditures,

▪	60.0%, or $11.0 million, in Fuel costs, mainly in Armenia,

▪	14.2%, or $7.9 million, in Concession fees, primarily in Argentina, and

▪	12.1%, or $7.7 million, in Salaries and social security contributions.

These increases were partially offset by a decline of 7.0% in Office expenses. Excluding Construction Service Costs, Cost of Services increased by 13.6% YoY, or by 11.6% to $256.4 million when excluding the impact of IAS 29, primarily due to the aforementioned increases in Fuel Costs, Concession Fees, and Salaries.

Selling, General, and Administrative Expenses (“SG&A”) increased by 19.2% YoY to $64.8 million in 1Q26. Excluding the impact of IAS 29, SG&A expenses rose by 16.8% YoY to $62.0 million, mainly reflecting higher Salaries and social security contributions, as well as increased Services and fees and Taxes.

Other expenses decreased to $2.0 million in 1Q26, from $5.1 million in 1Q25.

Costs and Expenses (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Cost of Services	339.1	291.3	16.4%	41.9	297.2	259.9	14.4%
Salaries and social security contributions	71.1	63.4	12.1%	2.2	68.8	63.1	9.1%
Concession fees	63.6	55.8	14.2%	2.3	61.3	55.4	10.6%
Construction service cost	40.6	28.7	41.5%	-0.3	40.8	30.1	35.8%
Maintenance expenses	49.7	46.8	6.1%	1.9	47.8	46.0	3.9%
Amortization and depreciation	56.1	51.7	8.6%	35.0	21.1	20.4	3.4%
Other	58.0	45.0	28.9%	0.6	57.4	44.9	27.7%
Cost of Services Excluding Construction Service cost	298.5	262.7	13.6%	42.2	256.4	229.8	11.6%
Selling, general and administrative expenses	64.8	54.3	19.2%	2.7	62.0	53.1	16.8%
Other expenses	2.0	5.1	-59.5%	0.0	2.0	5.0	-59.8%
Total Costs and Expenses	405.9	350.7	15.7%	44.6	361.3	318.0	13.6%
Total Costs and Expenses Excluding Construction Service cost	365.3	322.0	13.4%	44.9	320.4	287.9	11.3%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

In 1Q26, CAAP reported Adjusted EBITDA of $198.0 million and Adjusted EBITDA ex-IFRIC 12 of $196.2 million, up 26.1% from $155.6 million in 1Q25. Excluding the impact of IAS 29 in Argentina, Adjusted EBITDA ex-IFRIC 12 increased by 18.7% year-over-year to $187.4 million.

This strong performance was primarily driven by a 27.5% year-over-year increase in Argentina (or 16.0% ex-IAS 29), supported by robust revenue growth on the back of solid international travel performance, combined with effective cost controls. Results were also supported by double-digit Adjusted EBITDA ex-IFRIC 12 growth in Brazil, Armenia, Ecuador and Uruguay, along with a modest increase in Italy.

Adjusted EBITDA margin ex-IFRIC 12 expanded by 2.3 percentage points to 39.6%, compared to 37.3% in 1Q25. Excluding the impact of IAS 29 in Argentina, the Adjusted EBITDA margin ex-IFRIC 12 expanded by 1.0 percentage point, from 38.2% in 1Q25 to 39.2% in 1Q26, with margin expansion across all countries of operations except Armenia and Italy. Armenia's margin contraction primarily reflected a greater contribution from the fuel business, which carries structurally lower margins than core airport operations, resulting in a dilution effect on the overall margin.

Adjusted EBITDA by Segment (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Argentina	127.1	99.7	27.5%	8.8	118.3	102.0	16.0%
Italy	3.0	3.5	-16.1%	-	3.0	3.5	-16.1%
Brazil	13.8	9.6	43.6%	-	13.8	9.6	43.6%
Uruguay	26.4	22.8	15.8%	-	26.4	22.8	15.8%
Armenia	24.5	18.1	35.0%	-	24.5	18.1	35.0%
Ecuador	9.4	8.1	16.4%	-	9.4	8.1	16.4%
Unallocated	-6.0	-4.0	48.1%	-	-6.0	-4.0	48.1%
Total segment EBITDA	198.0	157.8	25.5%	8.8	189.2	160.1	18.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	80.4	36.2	121.9%	-12.3	92.8	54.0	71.7%
Financial Income	-16.6	-10.9	52.5%	-0.4	-16.2	-14.3	13.0%
Financial Loss	23.0	42.3	-45.6%	-36.2	59.2	77.9	-24.1%
Inflation adjustment	4.1	3.5	14.9%	4.6	-0.5	1.4	-135.5%
Income Tax Expense	47.9	32.4	47.8%	17.2	30.7	19.0	61.2%
Amortization and Depreciation	59.2	54.3	9.2%	36.0	23.3	22.1	5.4%
Adjusted EBITDA	198.0	157.8	25.5%	8.8	189.2	160.1	18.2%
Adjusted EBITDA Margin	36.8%	35.2%	159	-	36.3%	35.9%	46
Adjusted EBITDA excluding Construction Service	196.2	155.6	26.1%	8.8	187.4	157.9	18.7%
Adjusted EBITDA Margin excluding Construction Service	39.6%	37.3%	229	-	39.2%	38.2%	106

Financial Income and Loss

CAAP reported a Net financial loss of $10.5 million in 1Q26, compared with a net financial loss of $34.9 million in 1Q25. The positive YoY result was primarily driven by higher foreign exchange gains in Argentina, reflecting the impact of a real appreciation of the Argentine peso on the net monetary liability position, together with lower net interest expenses. Excluding the application of IAS 29, CAAP reported a net financial loss of $42.5 million in 1Q26, compared with a loss of $65.0 million in the same period last year.

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Financial Income	16.6	10.9	52.5%	0.4	16.2	14.3	13.0%
Interest income	12.3	8.6	43.5%	0.3	12.0	8.6	40.1%
Foreign exchange income	0.0	0.1	-47.4%	0.0	0.0	3.6	-99.2%
Other	4.2	2.2	90.1%	0.0	4.2	2.2	88.0%
Inflation adjustment	-4.1	-3.5	14.9%	-4.6	0.5	-1.4	-135.5%
Inflation adjustment	-4.1	-3.5	14.9%	-4.6	0.5	-1.4	-135.5%
Financial Loss	-23.0	-42.3	-45.6%	36.2	-59.2	-77.9	-24.1%
Interest Expenses	-22.4	-23.7	-5.5%	-0.7	-21.7	-23.6	-8.2%
Foreign exchange transaction expenses	38.0	10.9	249.6%	37.3	0.7	-24.9	-102.6%
Changes in liability for concessions	-31.2	-27.2	14.6%	-	-31.2	-27.2	14.6%
Other expenses	-7.3	-2.2	237.4%	-0	-6.9	-2.2	219.8%
Financial Loss, Net	-10.5	-34.9	-70.1%	32.0	-42.5	-65.0	-34.6%

See “Use of Non-IFRS Financial Measures” on page 22.

Income Tax Expense

During 1Q26, the Company reported an Income Tax Expense of $47.9 million, compared to an expense of $32.4 million in 1Q25. Excluding the impact of IAS 29, income tax expense totaled $30.7 million in 1Q26, compared to $19.0 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 1Q26, CAAP reported net income of $80.4 million, compared to $36.2 million in 1Q25. The increase was primarily driven by a 34.0% year-over-year rise in operating income, along with higher foreign exchange gains on the net monetary liability position in Argentina, as well as lower net interest expenses, partially offset by higher Income tax expense.

In 1Q26, the Company reported Net Income Attributed to Owners of the Parent of $77.1 million and earnings per common share of $0.47, compared with Net Income Attributable to Owners of the Parent of $40.8 million in 1Q25, equivalent to earnings per common share of $0.25.

Consolidated Financial Position

As of March 31, 2026, Cash and cash equivalents totaled $666.2 million, increasing 12.4% from the $592.8 million reported as of December 31, 2025. Total liquidity, which includes cash and cash equivalents as well as other current financial assets, increased to $772.4 million, up from $714.8 million as of December 31, 2025.

Total debt declined 0.9%, or $9.9 million, to $1,085.3 million as of March 31, 2026, compared with $1,095.2 million as of December 31, 2025, primarily reflecting debt repayments in Argentina. A total of $779.8 million, or 71.9% of total debt is denominated in U.S. dollars, while $174.6 million, or 16.1% is denominated in Brazilian Reals, and $130.9 million, or 12.1%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio improved to 0.5x as of March 31, 2026, from 0.7x as of December 31, 2025. This reduction reflected lower net debt, driven by gross debt repayments and increased cash balances, as well as higher LTM Adjusted EBITDA. No impairments to intangible assets were recorded over the past twelve months. As a result, the net debt to LTM Adjusted EBITDA ratio excluding intangible assets also stood at 0.5x. All CAAP subsidiaries remained in full compliance with their financial covenants as of March 31, 2026.

Consolidated Debt Indicators (in US$ million)

	As of Mar 31, 2026	As of Dec 31, 2025
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.3x	1.5x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	0.5x	0.7x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	0.5x	0.7x
Total Debt	1,085.3	1,095.2
Short-Term Debt	148.5	139.4
Long-Term Debt	936.9	955.9
Cash & Cash Equivalents	666.2	592.8
Total Net Debt[3]	419.1	502.5

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of March 31, 2026, was $823.5 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of March 31, 2026, was $823.8 million.

Total Debt by Segment (in US$ million)
	As of Mar 31, 2026	As of Dec 31, 2025
Argentina	513.7	533.5
Italy (1)	130.9	131.6
Brazil	174.6	168.0
Uruguay (2)	266.1	262.1
Armenia	-	-
Ecuador	-	-
Total	1,085.3	1,095.2

1 Of which approximately $114.0 million remain at Toscana Aeroporti level.

2 Of which approximately $260.8 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	223.2	195.7	682.0	316.6	1,417.5

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of March 31, 2026:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	93.6	82.0	290.1	56.4	522.1
	Interest	USD	35.4	30.5	49.3	1.8	117.1
Italy	Principal	EUR	16.7	4.2	110.1	-	131.0
	Interest	EUR	7.5	6.4	13.9	-	27.8
Brazil	Principal	R$	13.2	16.5	63.3	81.0	173.9
	Interest	R$	18.2	15.3	34.6	12.0	80.1
Uruguay	Principal	USD	21.1	24.4	81.6	142.0	269.0
	Interest	USD	17.6	16.4	39.1	23.4	96.5
Total			223.2	195.7	682.0	316.6	1,417.5

Cash & Cash Equivalent by Segment (in US$ million)
	As of Mar 31, 2026	As of Dec 31, 2025
Argentina	90.3	68.8
Italy	20.0	34.8
Brazil (1)	99.1	83.4
Uruguay	39.2	22.5
Armenia	39.7	36.8
Ecuador	12.0	8.6
Intermediate holding Companies	366.0	337.9
Total	666.2	592.8

1 At Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 1Q26, CAAP made capital expenditures of $48.2 million, a 30.1% YoY increase from $37.0 million in 1Q25. Capital expenditures ex-IAS 29, amounted to $48.4 million in the quarter, with Argentina, Uruguay and Italy accounting for 48%, 23% and 16%, respectively.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 1Q26.

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	7.5	7.6	-1.6%		7.5	7.6	-1.6%
International Passengers (in millions) (1)	4.9	4.2	18.5%		4.9	4.2	18.5%
Transit Passengers (in millions) (1)	0.4	0.4	5.3%		0.4	0.4	5.3%
Total Passengers (in millions) (1)	12.8	12.2	5.5%		12.8	12.2	5.5%
Cargo Volume (in thousands of tons) (5)	49.1	47.8	2.9%		49.1	47.8	2.9%
Total Aircraft Movements (in thousands)	123.2	119.4	3.2%		123.2	119.4	3.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	179.6	152.6	17.7%	10.1	169.5	151.1	12.2%
Non-aeronautical revenue	130.6	116.3	12.3%	6.9	123.6	116.0	6.5%
Commercial revenue	107.8	96.0	12.3%	7.2	100.6	94.4	6.6%
Construction service revenue	22.7	20.2	12.4%	-0.3	23.0	21.6	6.4%
Total Revenue	310.2	268.8	15.4%	17.0	293.1	267.2	9.7%
Total Revenue Excluding IFRIC12(2)	287.4	248.6	15.6%	17.3	270.1	245.6	10.0%
Cost of Services	196.7	178.8	10.0%	41.9	154.9	147.4	5.1%
Selling, general and administrative expenses	33.9	28.1	20.8%	2.7	31.2	26.8	16.1%
Other expenses	0.7	4.4	-83.2%	0.0	0.7	4.4	-83.8%
Total Costs and Expenses	231.4	211.3	9.5%	44.6	186.7	178.6	4.5%
Total Costs and Expenses Excluding IFRIC12(3)	208.7	191.2	9.2%	44.9	163.8	157.1	4.3%
Adjusted Segment EBITDA	127.1	99.7	27.5%	8.8	118.3	102.0	16.0%
Adjusted Segment EBITDA Mg	41.0%	37.1%	388	-	40.4%	38.2%	218
Adjusted EBITDA Margin excluding IFRIC 12(4)	44.2%	40.1%	410	-	43.8%	41.5%	226
Capex	23.1	20.3	13.4%	-0.3	23.3	21.7	7.3%

1)	See Note 1 in Table "Operating & Financial Highlights”.

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

5)	In Argentina, Cargo volume data for March 2026 remains under review. To ensure consistency in year-over-year comparisons, cargo volume data for March 2025 has been revised accordingly.

Passenger Traffic passenger traffic increased by 5.5% YoY, driven by double-digit growth in international traffic, partially offset by a slight decline in the domestic segment, and negatively impacted by a nationwide 24-hour strike organized by major labor unions on February 19. Domestic traffic declined by 1.6% YoY, reflecting reduced capacity from Flybondi and Aerolíneas Argentinas, which faced temporary fleet constraints due to engine issues affecting several aircraft. Bariloche, Córdoba, Iguazú and Mendoza ranked among the top summer destinations. International passenger traffic increased by 18.5% YoY, supported by temporary summer routes such as Ezeiza–Florianópolis operated by LATAM and Mendoza–Rio de Janeiro operated by GOL. Aerolíneas Argentinas also launched additional seasonal routes, including Tucumán–Florianópolis, Salta–Florianópolis, Buenos Aires (AEP)–Cabo Frio, and Córdoba–Aruba, among others. During the Carnival period, traffic increased by 27% compared to Carnival 2025, with Brazil, Chile, and the United States ranking as the top three destinations in February.

Revenues increased by 15.4% YoY to $310.2 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, revenues rose by 10.0% YoY, driven by increases of 12.2% and 6.6% in Aeronautical and Commercial revenues, respectively. Construction Services revenue increased by 12.4% YoY, or 6.4% ex-IAS 29, reflecting higher capital expenditures compared to the prior year.

•	Aeronautical Revenues ex-IAS29 increased by 12.2% YoY, mainly driven by higher passenger use fees, supported by an 18.5% YoY increase in international passenger traffic, partially offset by lower domestic passenger fees measured in U.S. dollars. Effective November 1, 2024, domestic passenger fees in Argentina were increased by 124%, from ARS 2,540 to ARS 5,685.

•	Commercial Revenues ex-IAS29 increased by 6.6% YoY, mainly driven by higher Cargo and Other Commercial revenues. Higher Rental of space, F&B services and Advertising also contributed to commercial revenue growth.

Total Costs and Expenses increased by 9.5% YoY to $231.4 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, Total Costs and Expenses rose by 4.3% YoY, primarily driven by higher Cost of services and SG&A expenses.

•	Cost of Services, ex-IAS 29 and Construction Service Costs, increased by 4.8% year-over-year, primarily reflecting higher Concession fees in line with revenue growth, as well as increased Services and fees, Maintenance expenses, and Depreciation and amortization.

•	SG&A expenses ex-IAS29 increased by 16.1% YoY, or $4.3 million, to $31.2 million, primarily reflecting higher Salaries and social security contributions, together with higher Taxes and Advertising expenses.

Adjusted Segment EBITDA increased by 27.5% YoY to $127.1 million on an ‘as reported’ basis. Excluding the impact of IAS 29, Adjusted Segment EBITDA rose by 16.0% YoY to $118.3 million, with an Adjusted EBITDA margin ex-IFRIC 12 of 43.8%, compared with 41.5% in 1Q25. The 2.3 percentage-point margin expansion reflects sustained revenue growth on strong international traffic trends, together with disciplined cost control aimed at mitigating ARS-denominated operating cost pressures.

During 1Q26, CAAP made Capital Expenditures ex-IAS29 of $23.3 million, compared to $21.7 million in 1Q25. Key investments included the golf runway platform at Ezeiza Airport (EZE), a new lighting system at Rio Grande Airport, runway perimeter lighting at EZE, Phase II of PIR at Aeroparque Jorge Newbery, completion of the international area at Iguazú Airport, and the centralized courier terminal at EZE.

Italy

	1Q26	1Q25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.4	-2.6%
International Passengers (in millions)	1.4	1.2	10.3%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.7	1.6	7.1%
Cargo Volume (in thousands of tons)	2.6	3.2	-20.0%
Total Aircraft Movements (in thousands)	15.8	14.8	6.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	14.4	11.7	22.5%
Non-aeronautical revenue	18.3	15.3	19.0%
Commercial revenue	10.2	8.8	16.8%
Construction service revenue	7.1	5.1	39.3%
Other revenue	0.9	1.5	-37.3%
Total Revenue	32.6	27.1	20.5%
Total Revenue Excluding IFRIC12(1)	25.6	22.0	16.2%
Cost of Services	28.6	23.0	24.3%
Selling, general and administrative expenses	3.3	3.1	5.1%
Other Expenses	0.8	0.0	-
Total Costs and Expenses	32.7	26.2	24.9%
Total Costs and Expenses Excluding IFRIC12(2)	27.1	23.2	16.8%
Adjusted Segment EBITDA	3.0	3.5	-16.1%
Adjusted Segment EBITDA Mg	9.1%	13.0%	-396
Adjusted EBITDA Margin excluding IFRIC 12(3)	5.7%	6.4%	-68
Capex	7.9	6.2	26.7%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased by 7.1% YoY, primarily driven by strong performance in the international segment, which accounted for nearly 80% of total traffic and increased by 10.3% YoY. International growth was supported by increases of 10.8% at Florence Airport and 9.8% at Pisa Airport. Domestic traffic declined by 2.6% YoY, mainly attributable to lower activity at Florence Airport. Adverse weather conditions in January led to flight cancellations and diversions.

Revenues increased by 20.5% YoY to $32.6 million in 1Q26, fueled by aeronautical and commercial revenue growth on higher passenger volumes, as well as increased Construction Service revenue tied to higher Capex. Commercial revenues grew 16.8% YoY, reflecting higher demand for passenger-related services such as F&B services, VIP lounges, and Parking facilities, in line with year-over-year traffic growth. The 11.2% YoY average appreciation of the euro also supported revenues in U.S. dollars.

•	Aeronautical Revenues increased 22.5% YoY, above traffic growth of 7.1%.

•	Commercial Revenues rose 16.8% YoY, or $1.5 million, mainly driven by the strong performance in passenger-related revenues such as F&B services, VIP lounges, and Parking facilities, which expanded significantly above the 7.1% traffic growth, as well as higher advertising revenues.

Total Costs and Expenses increased 24.9% YoY, or $6.5 million, to $32.7 million. Excluding Construction service, total costs and expenses rose 16.8% year-over-year to $27.1 million, mainly driven by higher Cost of services.

•	Cost of Services excluding Construction service increased 14.8% YoY, or $3.0 million, primarily driven by higher Salaries and social security contributions, and Services and fees, reflecting higher operational activity.

•	SG&A expenses increased 5.1% YoY, or $0.2 million, to $3.3 million.

Adjusted Segment EBITDA decreased 16.1% YoY to $3.0 million from $3.5 million in 1Q25, with Adjusted EBITDA margin ex-IFRIC 12 contracting 0.7 percentage points to 5.7%, mainly due to higher Salaries, Maintenance expenses and Services and Fees. Excluding IFRIC12 and other construction service-related costs, Adjusted EBITDA increased by 10% YoY.

During 1Q26, CAAP made Capital Expenditures of $7.9 million, compared to $6.2 million in 1Q25.

Brazil

	1Q26	1Q25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.2	2.1	5.7%
International Passengers (in millions)	0.2	0.2	7.7%
Transit Passengers (in millions)	1.8	1.4	21.8%
Total Passengers (in millions)	4.2	3.7	12.1%
Cargo Volume (in thousands of tons)	15.1	15.3	-0.9%
Total Aircraft Movements (in thousands)	36.7	34.6	6.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	12.4	9.2	33.6%
Non-aeronautical revenue	20.8	15.9	30.5%
Commercial revenue	20.4	15.7	29.3%
Construction service revenue	0.4	0.2	139.5%
Total Revenue	33.1	25.2	31.7%
Total Revenue Excluding IFRIC12[1]	32.7	25.0	30.9%
Cost of Services	19.4	15.8	22.5%
Selling, general and administrative expenses	3.2	2.6	23.6%
Other expenses	0.0	0.0	627.3%
Total Costs and Expenses	22.6	18.4	22.8%
Total Costs and Expenses Excluding IFRIC12[2]	22.2	18.2	21.6%
Adjusted Segment EBITDA	13.8	9.6	43.6%
Adjusted Segment EBITDA Mg	41.5%	38.1%	346
Adjusted EBITDA Margin excluding IFRIC12[3]	42.1%	38.3%	374
Capex	0.7	0.6	16.0%

1)	Excludes Construction Service revenue.

2)	Excludes Construction Service cost.

3)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased by 12.1% YoY, reflecting improved operating conditions following prior constraints in the country’s aviation sector. Domestic traffic, which accounted for over 50% of total traffic, grew by 5.7% YoY, while transit passengers increased by 21.8% YoY. International traffic, representing approximately 6% of the mix, rose by 7.7% YoY, contributing positively to overall performance. Growth was also supported by a post-Carnival rebound in corporate demand, with Brasília benefiting from its role as a key secondary hub within the domestic network.

Revenues increased by 31.7% YoY, or $8.0 million, to $33.1 million, driven by growth of 33.6% in aeronautical revenues and 29.3% in commercial revenues, supported by a 12.1% YoY increase in passenger traffic. Revenues in U.S. dollars also benefited from a 10.1% average YoY appreciation of the Brazilian real.

•	Aeronautical Revenues increased by 33.6% YoY, or $3.1 million, primarily driven by traffic growth and tariff increases, as well as the aforementioned appreciation of the Brazilian real.

•	Commercial Revenues rose 29.3% YoY, or $4.6 million, mainly reflecting stronger performance in VIP lounges, Advertising, Rental of space, F&B, and other passenger-related revenues.

Total Costs and Expenses increased by 22.8% YoY, or $4.2 million, to $22.6 million, mainly due to higher Cost of services and, to a lesser extent, higher SG&A expenses.

•	Cost of Services rose by 22.5% YoY, or $3.6 million, primarily resulting from higher Concession fees, Salaries and social security contributions, Services and fees, and Maintenance expenses.

•	SG&A expenses increased by 23.6% YoY, or $0.6 million, reaching $3.2 million in 1Q26, driven largely by higher Salaries and social security contributions.

Adjusted Segment EBITDA increased 43.6% YoY, or $4.2 million, to $13.8 million. The Adjusted EBITDA margin ex-IFRIC 12 expanded 3.8 percentage points to 42.1%, from 38.3% in the prior-year quarter.

During 1Q26, CAAP made Capital Expenditures of $0.7 million, compared to $0.6 million in 1Q25.

Uruguay

	1Q26	1Q25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	0.7	0.6	4.2%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.7	0.7	3.5%
Cargo Volume (in thousands of tons)	8.0	8.9	-10.1%
Total Aircraft Movements (in thousands)	10.4	9.9	4.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	29.1	25.8	12.7%
Non-aeronautical revenue	35.0	25.4	37.7%
Commercial revenue	24.7	20.9	18.3%
Construction service revenue	10.3	4.5	127.1%
Total Revenue	64.1	51.2	25.1%
Total Revenue Excluding IFRIC12(1)	53.8	46.7	15.2%
Cost of Services	33.2	24.2	37.1%
Selling, general and administrative expenses	6.9	6.3	9.0%
Other expenses	0.1	0.1	64.3%
Total Costs and Expenses	40.2	30.6	31.3%
Total Costs and Expenses Excluding IFRIC12(2)	29.9	26.1	14.7%
Adjusted Segment EBITDA	26.4	22.8	15.8%
Adjusted Segment EBITDA Mg	41.2%	44.5%	-332
Adjusted EBITDA Margin excluding IFRIC 12 (3)	49.0%	48.8%	25
Capex	11.3	7.0	62.3%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where air traffic is primarily international, total passenger traffic increased by 3.5% YoY, supported by additional flight frequencies to accommodate strong summer-season demand. Among other developments, GOL launched a new Montevideo–Fortaleza route and resumed its São Paulo–Punta del Este and Buenos Aires–Punta del Este services for the summer season. Aerolíneas Argentinas also increased frequencies on its Buenos Aires–Punta del Este route and introduced a new Córdoba–Punta del Este service, while Azul launched a new Montevideo–Belo Horizonte route, operating two weekly frequencies.

Revenues increased by 25.1% YoY to $64.1 million on a reported basis, well above passenger traffic growth. Excluding Construction Service revenues, revenues increased 15.2% to $53.8 million, primarily driven by higher commercial activity and increased aeronautical revenues tied to YoY passenger growth.

•	Aeronautical Revenues increased 12.7% YoY, or $3.3 million, to $29.1 million, aligned with the increase in passenger traffic and tariff increases.

•	Commercial Revenues increased by 18.3% YoY, or $3.8 million, to $24.7 million, primarily driven by higher cargo revenues, which benefited from tariff increases and higher import volumes, particularly in courier services. Passenger-related revenues, especially from VIP lounges, duty-free, and parking facilities, also contributed to commercial revenue growth, outpacing overall traffic growth.

Total Costs and Expenses increased by 31.3% YoY to $40.2 million. Excluding Construction service, total Costs and expenses rose by 14.7% YoY to $29.9 million, reflecting higher Cost of services and SG&A expenses. Costs in U.S. dollars were also impacted by the 9.0% average YoY appreciation of the Uruguayan peso.

•	Cost of Services increased by 37.1% YoY to $33.2 million. Excluding Construction Service costs, Cost of Services grew by 16.3% to $22.9 million, mainly driven by higher Salaries and social security contributions, Maintenance expenses and Concession fees.

•	SG&A expenses increased 9.0% YoY, to $6.9 million, principally due to higher Services and fees and Maintenance expenses.

Adjusted Segment EBITDA increased by 15.8% YoY to $26.4 million, while the Adjusted EBITDA margin, excluding IFRIC 12, expanded by 0.2 percentage points to 49.0%. The slight margin expansion primarily reflected solid top-line growth driven by YoY traffic increases, partially offset by higher Salaries and maintenance expenses, which were impacted by the 9.0% YoY average appreciation of the Uruguayan peso on the local currency-denominated cost base.

During 1Q26, CAAP made Capital Expenditures of $11.3 million in Uruguay, up from $7.0 million in 1Q25.

Armenia

	1Q26	1Q25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	1.1	1.0	7.1%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.1	1.1	8.5%
Cargo Volume (in thousands of tons)	12.1	9.6	26.2%
Total Aircraft Movements (in thousands)	8.7	8.3	4.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	20.6	17.4	18.2%
Non-aeronautical revenue	46.8	30.7	52.4%
Commercial revenue	44.9	29.8	50.8%
Construction service revenue	1.9	0.9	107.1%
Total Revenue	67.4	48.1	40.0%
Total Revenue Excluding IFRIC12(1)	65.5	47.2	38.8%
Cost of Services	41.0	30.4	35.1%
Selling, general and administrative expenses	5.6	4.6	21.4%
Other expenses	0.4	0.6	-34.7%
Total Costs and Expenses	47.0	35.6	32.2%
Total Costs and Expenses Excluding IFRIC12(2)	45.4	34.7	30.9%
Adjusted Segment EBITDA	24.5	18.1	35.0%
Adjusted Segment EBITDA Mg	36.4%	37.7%	-135
Adjusted EBITDA Margin excluding IFRIC 12 (3)	37.0%	38.4%	-135
Capex	3.9	2.7	41.0%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger traffic in Armenia increased by 8.5% YoY, driven by the addition of new airlines and routes, as well as increased frequencies. Notably, in October 2025, Wizz Air established a new base at Yerevan’s Zvartnots Airport, deploying two aircraft and launching ten new direct routes to Europe. March performance was partially impacted by disruptions related to the conflict in Iran, which led to flight cancellations and airspace restrictions across the region; however, the impact was limited.

Revenues increased by 40.0% YoY to $67.4 million on an ‘as reported’ basis, or by 38.8% when excluding Construction Service revenues, driven by growth in both Commercial and Aeronautical revenues, underpinned by higher traffic volumes. Results also benefited from the 11.2% YoY average appreciation of the euro.

•	Aeronautical Revenues increased by 18.2% YoY, or $3.2 million, to $20.6 million, above traffic growth.

•	Commercial Revenues increased by 50.8% YoY, or $15.1 million, to $44.9 million, largely driven by higher fuel revenues, which are directly linked to fuel costs, as well as growth in VIP lounges, duty-free sales and other passenger-related revenues. Cargo revenues also contributed to commercial revenue growth.

Total Costs and Expenses increased by 32.2% YoY to $47.0 million. Excluding IFRIC 12, Total Costs and Expenses increased by 30.9% YoY, largely driven by higher Cost of Services.

•	Cost of Services increased by 35.1% YoY to $41.0 million. Excluding IFRIC 12, Cost of Services increased by 33.6%, mainly driven by higher fuel costs, in line with the increase in fuel-related revenues.

•	SG&A increased 21.4% YoY, or $1.0 million, to $5.6 million in 1Q26, primarily reflecting higher Salaries and social security contributions, Taxes and Maintenance expenses.

Adjusted Segment EBITDA increased by 35.0% YoY to $24.5 million in 1Q26, supported by volume-driven operating leverage and higher passenger traffic. The Adjusted EBITDA margin, excluding IFRIC 12, contracted 1.4 percentage points to 37.0%, primarily reflecting a greater contribution from the fuel business. While the fuel segment continued to grow in line with increased activity levels, it carries structurally lower margins than the core airport operations, resulting in a dilution effect on the overall margin.

During 1Q26, CAAP made Capital Expenditures of $3.9 million in Armenia, compared to $2.7 million in 1Q25.

Ecuador

	1Q26	1Q25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	4.8%
International Passengers (in millions)	0.6	0.5	10.6%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.1	7.2%
Cargo Volume (in thousands of tons)	8.3	9.0	-6.8%
Total Aircraft Movements (in thousands)	18.7	19.2	-2.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.8	19.9	9.4%
Non-aeronautical revenue	8.1	7.3	10.9%
Commercial revenue	8.1	7.3	10.9%
Construction service revenue	0.0	0.0	-
Total Revenue	29.9	27.2	9.8%
Total Revenue Excluding IFRIC12(1)	29.9	27.2	9.8%
Cost of Services	17.0	16.3	4.5%
Selling, general and administrative expenses	4.5	3.8	17.7%
Other expenses	0.0	0.0	-60.5%
Total Costs and Expenses	21.5	20.1	7.0%
Total Costs and Expenses Excluding IFRIC12(2)	21.5	20.1	7.0%
Adjusted Segment EBITDA	9.4	8.1	16.4%
Adjusted Segment EBITDA Mg	31.5%	29.7%	179
Adjusted EBITDA Margin excluding IFRIC 12(3)	31.5%	29.7%	179
Capex	1.4	0.2	676%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, passenger traffic increased by 7.2% YoY despite ongoing public security concerns. International traffic increased by 10.6% YoY, mainly supported by higher frequencies to the United States, primarily New York, from key airlines such as American Airlines, Avianca and LATAM. Routes to Europe also contributed to international traffic growth. Domestic traffic rose by 4.8% YoY, although high airfares continued to weigh on demand.

Revenues increased by 9.8% YoY to $29.9 million in 1Q26 on an ‘As reported’ basis, driven by both higher Commercial and Aeronautical revenues.

•	Aeronautical Revenues increased 9.4% YoY, or $1.9 million, to $21.8 million, in line with YoY traffic growth.

•	Commercial Revenues increased 10.9% YoY, or $0.8 million, to $8.1 million, reflecting higher Duty-Free sales, combined with an increase in Other commercial revenues.

Total Costs and Expenses increased by 7.0% YoY to $21.5 million, primarily driven by higher SG&A expenses.

•	Cost of Services rose by 4.5% YoY to $17.0 million, primarily reflecting higher Concession fees and other cost of sales, partially offset by lower Maintenance expenses.

•	SG&A increased 17.7% YoY, to $4.5 million.

Adjusted Segment EBITDA increased 16.4% YoY to $9.4 million, with the Adjusted EBITDA Margin ex- IFRIC 12 expanding 1.8 percentage points to 31.5%, mainly reflecting operating leverage on passenger traffic growth.

During 1Q26, CAAP made Capital Expenditures of $1.4 million in Ecuador, compared to $0.2 million in 1Q25.

Key Quarter Highlights and Subsequent Events

CAAP | Annual General Shareholders Meeting

On May 13, 2026, Corporación América Airports held its annual general meeting of shareholders in Luxembourg. The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 1Q26, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

1Q26 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, May 13, 2026

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-646-307-1963 (North America, International Toll Free); 1-800-715-9871 (North America, Toll Free); Conference ID: 1462327

Webcast:	CAAP 1Q26 Earnings Conference Call

Replay:	1-800-770-2030 (North America, Toll Free); 1-609-800-9909 (US Toll); Playback Passcode: 1462327 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 22 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	1Q26	1Q25	% Var.
Argentina
Domestic Passengers (in millions)	7.5	7.6	-1.6%
International Passengers (in millions)	4.9	4.2	18.5%
Transit passengers (in millions)	0.4	0.4	5.3%
Total passengers (in millions)	12.8	12.2	5.5%
Cargo volume (in thousands of tons) (2)	49.1	47.8	2.9%
Aircraft movements (in thousands)	123.2	119.4	3.2%
Italy
Domestic Passengers (in millions)	0.4	0.4	-2.6%
International Passengers (in millions)	1.4	1.2	10.3%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	1.7	1.6	7.1%
Cargo volume (in thousands of tons)	2.6	3.2	-20.0%
Aircraft movements (in thousands)	15.8	14.8	6.9%
Brazil
Domestic Passengers (in millions)	2.2	2.1	5.7%
International Passengers (in millions)	0.2	0.2	7.7%
Transit passengers (in millions)	1.8	1.4	21.8%
Total passengers (in millions)	4.2	3.7	12.1%
Cargo volume (in thousands of tons)	15.1	15.3	-0.9%
Aircraft movements (in thousands)	36.7	34.6	6.2%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	0.7	0.6	4.2%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	0.7	0.7	3.5%
Cargo volume (in thousands of tons)	8.0	8.9	-10.1%
Aircraft movements (in thousands)	10.4	9.9	4.7%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	4.8%
International Passengers (in millions)	0.6	0.5	10.6%
Transit passengers (in millions)	0.0	0.0	-18.5%
Total passengers (in millions)	1.2	1.1	7.2%
Cargo volume (in thousands of tons)	8.3	9.0	-6.8%
Aircraft movements (in thousands)	18.7	19.2	-2.9%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	1.1	1.0	7.1%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	1.1	1.1	8.5%
Cargo volume (in thousands of tons)	12.1	9.6	26.2%
Aircraft movements (in thousands)	8.7	8.3	4.8%

1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

2)	In Argentina, Cargo volume data for March 2026 remains under review. To ensure consistency in year-over-year comparisons, cargo volume data for March 2025 has been revised accordingly.

Foreign Exchange Rate

Country	1Q26	1Q25	1Q26	1Q25	4Q25	4Q24	4Q25	4Q24
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	1,419.2	1,056.3	1,382.0	1,074.0	1,436.5	1,000.3	1,455.0	1,032.0
Euro	1.2	1.1	1.1	1.1	1.2	1.1	1.2	1.0
Brazilian Real	5.3	5.9	5.2	5.7	5.4	5.8	5.5	6.2
Uruguayan Peso	39.1	43.0	40.3	42.1	39.7	42.3	39.1	44.0

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	277.8	236.7	17.4%	10.1	267.7	235.3	13.8%
Passenger use fees	240.4	205.4	17.0%	9.1	231.2	204.1	13.3%
Aircraft fees	38.4	30.9	24.3%	1.0	37.5	30.8	21.7%
Other	-1.0	0.3	-392.6%	-	-1.0	0.3	-392.6%

Commercial Revenue Breakdown (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Commercial revenue	216.2	178.7	21.0%	7.2	208.9	177.1	18.0%
Warehouse use fees	54.8	47.3	15.8%	2.4	52.4	47.0	11.5%
Duty free shops	22.0	20.3	8.4%	0.7	21.3	20.2	5.6%
Rental of space (including hangars)	12.6	10.6	18.8%	0.3	12.3	10.6	16.4%
Parking facilities	14.9	14.2	5.1%	0.5	14.4	14.1	1.9%
Fuel	37.6	24.2	55.8%	0.1	37.5	24.1	55.3%
Food and beverage services	9.5	7.8	22.5%	0.3	9.2	7.7	20.2%
Advertising	10.0	7.6	32.0%	0.8	9.2	7.2	26.9%
Services and retail stores	4.1	4.4	-7.8%	0.1	4.0	4.4	-9.4%
Catering	4.4	4.0	10.7%	0.2	4.2	3.9	6.4%
VIP lounges	19.6	16.6	18.2%	0.7	18.9	16.3	15.8%
Walkway services	2.4	2.3	3.7%	0.1	2.3	2.3	0.4%
Other	24.2	19.5	24.1%	0.9	23.3	19.2	20.9%

Total Expenses Breakdown (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Cost of services	339.1	291.3	16.4%	41.9	297.2	259.9	14.4%
SG&A	64.8	54.3	19.2%	2.7	62.0	53.1	16.8%
Financial loss	23.0	42.3	-45.6%	-36.2	59.2	77.9	-24.1%
Inflation adjustment	4.1	3.5	14.9%	4.6	-0.5	1.4	-135.5%
Other expenses	2.0	5.1	-59.5%	0.0	2.0	5.0	-59.8%
Income tax expense	47.9	32.4	47.8%	17.2	30.7	19.0	61.2%
Total expenses	480.8	428.9	12.1%	30.2	450.6	416.4	8.2%

Cost of Services (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Cost of Services	339.1	291.3	16.4%	41.9	297.2	259.9	14.4%
Salaries and social security contributions	71.1	63.4	12.1%	2.2	68.8	63.1	9.1%
Concession fees	63.6	55.8	14.2%	2.3	61.3	55.4	10.6%
Construction service cost	40.6	28.7	41.5%	-0.3	40.8	30.1	35.8%
Maintenance expenses	49.7	46.8	6.1%	1.9	47.8	46.0	3.9%
Amortization and depreciation	56.1	51.7	8.6%	35.0	21.1	20.4	3.4%
Services and fees	17.0	16.9	0.7%	0.3	16.7	16.8	-0.9%
Cost of fuel	29.3	18.3	60.0%	-	29.3	18.3	60.0%
Taxes	1.6	1.3	17.8%	0.1	1.5	1.3	12.7%
Office expenses	3.6	3.8	-7.0%	0.2	3.4	3.8	-11.1%
Others	6.6	4.6	41.4%	0.1	6.5	4.6	40.0%

Selling, General and Administrative Expenses (in US$ million)

	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
SG&A	64.8	54.3	19.2%	2.7	62.0	53.1	16.8%
Taxes	19.1	16.9	13.1%	0.9	18.3	16.8	8.8%
Salaries and social security contributions	18.3	13.5	36.1%	0.6	17.8	13.4	32.8%
Services and fees	14.8	11.8	24.6%	0.1	14.7	11.8	24.1%
Office expenses	3.0	2.5	18.6%	0.1	2.9	2.5	15.3%
Amortization and depreciation	3.1	2.6	20.4%	1.0	2.2	1.7	29.7%
Maintenance expenses	1.8	1.1	60.8%	0.0	1.7	1.1	62.4%
Advertising	1.4	0.7	103.0%	0.0	1.4	0.7	96.4%
Insurances	0.8	1.0	-11.6%	0.0	0.8	0.9	-14.0%
Bad debts recovery	-2.1	-1.1	97.2%	-0.1	-2.0	-1.1	85.7%
Bad debts	2.5	2.6	-4.3%	0.1	2.4	2.6	-10.2%
Others	2.0	2.7	-24.5%	0.0	2.0	2.7	-25.6%

Expenses by Segment (in US$ million)

Country	1Q26 as reported	1Q25 as reported	% Var as reported	IAS 29	1Q26 ex IAS 29	1Q25 ex IAS 29	% Var ex IAS 29
Argentina	231.4	211.3	9.5%	44.6	186.7	178.6	4.5%
Italy	32.7	26.2	24.9%	-	32.7	26.2	24.9%
Brazil	22.6	18.4	22.8%	-	22.6	18.4	22.8%
Uruguay	40.2	30.6	31.3%	-	40.2	30.6	31.3%
Armenia	47.0	35.6	32.2%	-	47.0	35.6	32.2%
Ecuador	21.5	20.1	7.0%	-	21.5	20.1	7.0%
Unallocated	10.5	8.5	22.9%	-	10.5	8.5	22.9%
Total consolidated expenses (1) (2)	405.9	350.7	15.7%	44.6	361.3	318.0	13.6%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	84.8%
Neuquén	Argentina	77.7%
Bahía Blanca	Argentina	85.0%
Toscana Aeroporti (Florence and Pisa airports)	Italy	62.3%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	1Q26	1Q25	% Var.
Argentina
Total Revenue	310.2	268.8	15.4%
Total Revenue Excluding IFRIC12(1)	287.4	248.6	15.6%
Operating Income	86.0	63.6	35.1%
Net Income	88.0	40.4	117.9%
Adjusted Segment EBITDA	127.1	99.7	27.5%
Adjusted Segment EBITDA Mg	41.0%	37.1%	388
Adjusted EBITDA Margin excluding IFRIC	44.2%	40.1%	410
Italy
Total Revenue	32.6	27.1	20.5%
Total Revenue Excluding IFRIC12(1)	25.6	22.0	16.2%
Operating Income	0.0	0.9	-103.6%
Net Income	-1.6	-1.2	34.0%
Adjusted Segment EBITDA	3.0	3.5	-16.1%
Adjusted Segment EBITDA Mg	9.1%	13.0%	-396
Adjusted EBITDA Margin excluding IFRIC	5.7%	6.4%	-68
Brazil
Total Revenue	33.1	25.2	31.7%
Total Revenue Excluding IFRIC12(1)	32.7	25.0	30.9%
Operating Income	10.6	6.9	0.5
Net Income	-23.4	-24.0	0.0
Adjusted Segment EBITDA	13.8	9.6	0.4
Adjusted Segment EBITDA Mg	41.5%	38.1%	373
Adjusted EBITDA Margin excluding IFRIC	42.1%	38.3%	373
Uruguay
Total Revenue	64.1	51.2	25.1%
Total Revenue Excluding IFRIC12(1)	53.8	46.7	15.2%
Operating Income	23.0	20.0	15.3%
Net Income	21.0	20.0	5.2%
Adjusted Segment EBITDA	26.4	22.8	15.8%
Adjusted Segment EBITDA Mg	41.2%	44.5%	-332
Adjusted EBITDA Margin excluding IFRIC	49.0%	48.8%	25

	1Q26	1Q25	% Var
Ecuador
Total Revenue	29.9	27.2	9.8%
Total Revenue Excluding IFRIC12(1)	29.9	27.2	9.8%
Operating Income	7.5	6.3	18.9%
Net Income	5.8	5.8	-1.1%
Adjusted Segment EBITDA	9.4	8.1	16.4%
Adjusted Segment EBITDA Mg	31.5%	29.7%	179
Adjusted EBITDA Margin excluding IFRIC	31.5%	29.7%	179
Armenia
Total Revenue	67.4	48.1	40.0%
Total Revenue Excluding IFRIC12(1)	65.5	47.2	38.8%
Operating Income	20.8	12.7	64.3%
Net Income	15.8	10.0	57.1%
Adjusted Segment EBITDA	24.5	18.1	35.0%
Adjusted Segment EBITDA Mg	36.4%	37.7%	-135
Adjusted EBITDA Margin excluding IFRIC	37.0%	38.4%	-135
Unallocated
Total revenue	0.3	0.2	74.8%
Operating Income	-8.3	-6.3	32.1%
Net Income	-25.2	-14.8	70.4%
Adjusted segment EBITDA	-6.0	-4.0	48.1%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2026 vs. 2025)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.
Argentina
Aeroparque	2,712	2,863	-5.3%	1,466	1,249	17.3%	313	304	3.1%	4,491	4,416	1.7%	u.r.	406	u.r.	34,570	35,250	-1.9%
Bariloche	586	635	-7.7%	17	22	-23.3%	1	2	-	604	659	-8.3%	-	-	-	4,608	5,202	-11.4%
Catamarca	16	15	12.6%	-	-	-	0	0	-	17	15	15.7%	-	-	-	707	620	14.0%
C. Rivadavia	123	141	-12.6%	-	-	-	0	0	-	123	141	-12.6%	u.r.	92	u.r.	1,582	1,644	-3.8%
Córdoba	589	566	4.0%	417	234	78.2%	0	0	-	1,007	801	25.7%	u.r.	200	u.r.	8,157	6,930	17.7%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	381	854	-55.4%
Esquel	21	23	-9.0%	-	-	-	-	-	-	21	23	-9.0%	-	-	-	1,402	956	46.7%
Ezeiza	1,000	898	11.3%	2,780	2,463	12.8%	74	65	13.3%	3,853	3,426	12.4%	u.r.	47,899	u.r.	23,859	20,912	14.1%
Formosa	18	17	3.9%	-	-	-	-	-	-	18	17	3.9%	u.r.	17	u.r.	333	320	4.1%
General Pico	0	-	-	-	-	-	-	-	-	0	-	-	-	-	-	597	536	11.4%
Iguazú	441	469	-6.1%	4	0	-	-	0	-	445	470	-5.3%	-	-	-	3,211	2,438	31.7%
Jujuy	115	126	-9.1%	1	1	-	0	-	-	116	127	-8.9%	u.r.	19	u.r.	1,094	1,991	-45.1%
La Rioja	16	14	9.3%	-	-	-	1	0	-	16	14	13.6%	u.r.	-	u.r.	417	635	-34.3%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	39	165	-76.4%
Mar del Plata	94	105	-10.6%	-	-	-	1	0	-	95	106	-10.2%	u.r.	39	u.r.	2,051	2,138	-4.1%
Mendoza	425	451	-5.8%	194	179	8.3%	14	12	18.5%	633	642	-1.4%	u.r.	481	u.r.	5,152	5,702	-9.6%
Paraná	8	10	-17.5%	-	-	-	0	-	-	8	10	-17.4%	-	-	-	616	659	-6.5%
Posadas	73	74	-1.1%	-	-	-	-	-	-	73	74	-1.1%	u.r.	43	u.r.	967	975	-0.8%
Pto Madryn	43	41	3.6%	-	-	-	-	-	-	43	41	3.6%	u.r.	8	u.r.	416	356	16.9%
Reconquista	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	685	521	31.5%
Resistencia	60	35	69.1%	-	-	-	0	0	-	60	35	68.4%	u.r.	69	u.r.	737	656	12.3%
Río Cuarto	6	3	82.3%	-	-	-	-	-	-	6	3	82.3%	u.r.	1	u.r.	194	163	19.0%
Río Gallegos	33	48	-29.9%	0	0	-	1	1	-18.1%	35	49	-29.6%	u.r.	42	u.r.	820	862	-4.9%
Río Grande	1	38	-96.3%	-	-	-	-	0	-	1	39	-96.3%	u.r.	362	u.r.	26	779	-96.7%
Salta	344	336	2.4%	37	22	65.5%	-	0	-	381	358	6.3%	u.r.	94	u.r.	4,574	4,224	8.3%
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14,612	12,706	15.0%
San Juan	51	47	8.5%	-	-	-	-	-	-	51	47	8.5%	-	-	-	545	569	-4.2%
San Luis	14	13	7.3%	-	-	-	-	-	-	14	13	7.3%	u.r.	10	u.r.	279	406	-31.3%
San Rafael	13	14	-1.2%	-	-	-	-	0	-	13	14	-1.2%	-	-	-	1,623	2,125	-23.6%
Santa Rosa	9	10	-11.9%	-	-	-	-	0	-	9	10	-12.7%	u.r.	14	u.r.	702	624	12.5%
Santiago del Estero	44	51	-13.3%	-	-	-	-	0	-	44	51	-13.6%	u.r.	17	u.r.	940	898	4.7%
Tucumán	231	191	21.0%	29	3	947.2%	0	0	-	260	194	34.5%	u.r.	104	u.r.	2,186	1,924	13.6%
Viedma	9	9	4.6%	-	-	-	-	0	-	9	9	4.5%	-	-	-	304	213	42.7%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	144	204	-29.4%
Termas de Río Hondo	4	7	-44.1%	-	-	-	-	0	-	4	7	-44.7%	-	-	-	77	162	-52.5%
Bahía Blanca	54	49	10.5%	-	-	-	1	1	-	55	49	11.9%	u.r.	56	u.r.	848	787	7.8%
Neuquén	326	303	7.4%	0	0	-	5	5	-3.7%	331	308	7.3%	u.r.	75	u.r.	3,762	3,321	13.3%
Total Argentina [1]	7,479	7,603	-1.6%	4,945	4,174	18.5%	411	391	5.3%	12,835	12,168	5.5%	49,133	47,753	2.9%	123,217	119,427	3.2%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.	1Q26	1Q25	% Var.
Italy
Pisa	297	296	0.5%	726	661	9.8%	1	0	-	1,023	957	7.0%	2,546	3,209	-20.7%	7,497	7,077	5.9%
Florence	94	106	-11.1%	628	567	10.8%	0	-	-	722	673	7.3%	32	15	119.0%	8,291	7,690	7.8%
Total Italy	391	401	-2.6%	1,354	1,228	10.3%	1	0	-	1,746	1,630	7.1%	2,578	3,224	-20.0%	15,788	14,767	6.9%

Brazil
Brasilia	2,178	2,060	5.7%	235	218	7.7%	1,764	1,448	21.8%	4,177	3,726	12.1%	15,135	15,277	-0.9%	36,743	34,583	6.2%
Total Brazil	2,178	2,060	5.7%	235	218	7.7%	1,764	1,448	21.8%	4,177	3,726	12.1%	15,135	15,277	-0.9%	36,743	34,583	6.2%

Uruguay
Carrasco	2	1	-	594	562	5.7%	9	15	-39.1%	605	577	4.8%	7,991	8,889	-10.1%	5,712	5,681	0.5%
Punta del Este	0	0	-	72	77	-6.5%	-	-	-	72	77	-6.4%	-	-	-	4,662	4,230	10.2%
Total Uruguay	3	1	-	666	639	4.2%	9	15	-39.1%	677	654	3.5%	7,991	8,889	-10.1%	10,374	9,911	4.7%

Ecuador
Guayaquil	459	441	4.2%	596	539	10.6%	17	21	-18.5%	1,073	1,001	7.2%	7,035	7,663	-8.2%	17,089	17,652	-3.2%
Galápagos	142	133	7.1%	-	-	-	-	-	-	142	133	7.1%	1,309	1,294	1.2%	1,598	1,591	0.4%
Total Ecuador	601	574	4.8%	596	539	10.6%	17	21	-18.5%	1,215	1,134	7.2%	8,344	8,957	-6.8%	18,687	19,243	-2.9%

Armenia
Zvartnots	-	-	-	1,083	1,008	7.4%	35	18	86.5%	1,118	1,027	8.8%	12,060	9,554	26.2%	8,556	8,163	4.8%
Shirak	-	-	-	28	29	-3.0%	-	-	-	28	29	-3.0%	-	-	-	182	172	5.8%
Total Armenia	-	-	-	1,111	1,037	7.1%	35	18	86.5%	1,145	1,055	8.5%	12,060	9,554	26.2%	8,738	8,335	4.8%
Total CAAP	10,652	10,639	0%	8,907	7,835	14%	2,237	1,894	18%	21,795	20,368	7%	u.r.	95,947	u.r.	213,547	206,266	4%

1 In Argentina, Cargo volume data for March 2026 remains under review. To ensure consistency in year-over-year comparisons, cargo volume data for March 2025 has been revised accordingly.

Income Statement (in US$ thousands)

	1Q26	1Q25	% Var.
Continuing operations
Revenue	537,624	447,818	20.1%
Cost of services	-339,070	-291,334	16.4%
Gross profit	198,554	156,484	26.9%
Selling, general and administrative expenses	-64,782	-54,333	19.2%
Other operating income	7,742	6,951	11.4%
Other operating expenses	-2,048	-5,054	-59.5%
Operating income	139,466	104,048	34.0%
Share of loss in associates	-708	-495	43.0%
Income before financial results and income tax	138,758	103,553	34.0%
Financial income	16,584	10,873	52.5%
Financial loss	-22,965	-42,254	-45.7%
Inflation adjustment	-4,074	-3,544	15.0%
Income before income tax	128,303	68,628	87.0%
Income tax	-47,863	-32,382	47.8%
Income for the period	80,440	36,246	121.9%
Attributable to:
Owners of the parent	77,054	40,772	89.0%
Non-controlling interest	3,386	-4,526	-174.8%

Balance Sheet (in US$ thousands)

	Mar 31, 2026	Dec 31, 2025
ASSETS
Non-current assets
Intangible assets, net	3,408,858	3,137,980
Property, plant and equipment, net	82,074	86,116
Right-of-use asset	8,146	8,933
Investments in associates	42,217	43,344
Other financial assets at fair value through profit or loss	12,155	5,413
Other financial assets at amortized cost	105,022	108,896
Deferred tax assets	15,484	12,638
Inventories	306	294
Other receivables	65,533	60,010
Trade receivables	2	11
Total non-current assets	3,739,797	3,463,635
Current assets
Inventories	17,425	14,735
Other financial assets at fair value through profit or loss	5,568	2,451
Other financial assets at amortized cost	100,587	119,633
Other receivables	69,528	66,594
Current tax assets	3,149	10,989
Trade receivables	186,459	177,744
Cash and cash equivalents	666,227	592,759
Total	1,048,943	984,905
Assets classified as held for sale	137	137
Total current assets	1,049,080	985,042
Total assets	4,788,877	4,448,677
EQUITY
Share capital	165,219	165,219
Share premium	221,434	221,434
Treasury shares	(3,918)	(3,918)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(36,275)	(175,542)
Legal reserves	10,017	10,017
Other reserves	(1,330,244)	(1,332,210)
Retained earnings	1,041,695	964,641
Total attributable to owners of the parent	1,804,866	1,586,579
Non-controlling interests	76,635	74,169
Total equity	1,881,501	1,660,748

	Mar 31, 2026	Dec 31, 2025
LIABILITIES
Non-current liabilities
Borrowings	936,896	955,856
Derivative financial instruments liabilities	350	1,223
Deferred tax liabilities	461,598	400,582
Other liabilities	752,389	693,493
Non-current tax liabilities	1,636	1,636
Lease liabilities	5,106	5,406
Trade payables	1,166	1,219
Total non-current liabilities	2,159,141	2,059,415
Current liabilities
Borrowings	148,452	139,362
Other liabilities	447,784	428,947
Lease liabilities	3,415	4,326
Derivative financial instruments liabilities	656	934
Current tax liabilities	31,359	23,789
Trade payables	116,569	131,156
Total current liabilities	748,235	728,514
Total liabilities	2,907,376	2,787,929
Total equity and liabilities	4,788,877	4,448,677

Statement of Cash Flow (in US$ thousands)

	Mar 31, 2026	Mar 31, 2025
Cash flows from operating activities
Income for the period from continuing operations	80,440	36,246
Adjustments for:
Amortization and depreciation	64,999	59,236
Deferred income tax	11,683	23,371
Current income tax	36,180	9,011
Share of loss in associates	708	495
Loss on disposals of property, plant and equipment	19	299
Low value, short term and variable lease payments	(471)	(775)
Share based compensation expenses	1,409	264
Interest expenses	22,402	23,703
Other financial results, net	(1,460)	(4,088)
Net foreign exchange	(38,005)	(10,919)
Other accruals	(1,452)	1,986
Inflation adjustment	(6,267)	(3,369)
Acquisition of intangible assets	(49,165)	(33,972)
Income tax paid	(16,434)	(9,025)
Unpaid concession fees	28,473	25,864
Changes in liability for concessions	31,205	27,239
Changes in working capital	(61,929)	(65,288)
Net cash provided by operating activities	102,335	80,278
Cash flows from investing activities
Cash contribution in associates	-	(74)
Acquisition of other financial assets	(83,303)	(45,821)
Disposals of other financial assets	94,716	44,525
Acquisition of Property, plant and equipment	(2,907)	(2,247)
Acquisition of Intangible assets	(424)	(282)
Proceeds from sale of Property, plant and Equipment	18	26
Others	2,357	309
Net cash provided by/(used in) investing activities	10,457	(3,564)
Cash flows from financing activities
Loans obtained	233	95
Guarantee deposits	(763)	(219)
Principal elements of lease payments	(1,400)	(1,014)
Loans repaid	(26,495)	(43,964)
Interest paid	(14,030)	(14,706)
Dividends paid to non-controlling interests in subsidiaries	-	(11,953)
Net cash used in financing activities	(42,455)	(71,761)

Increase in cash and cash equivalents from continuing operations	70,337	4,953

Movements in cash and cash equivalents
At the beginning of the period	592,759	439,847
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	3,131	3,818
Increase in cash and cash equivalents from continuing operations	70,337	4,953
At the end of the period	666,227	448,618